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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  Schedule 13G
                   Under the Securities Exchange Act of 1934
                                Amendment No. 2


                              Larizza Industries, Inc.
______________________________________________________________________________
                                (Name of Issuer)

                                 Common Stock
______________________________________________________________________________
                         (Title of Class of Securities)

                                  517235107
______________________________________________________________________________
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement
CUSIP No.

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
           PNC Bank Corp.  25-143-5979


    2)   Check the Appropriate Box if a Member of a Group (See Instructions)
         a)
         b)

    3)   SEC USE ONLY


    4)   Citizenship or Place of Organization Pennsylvania


  Number of Shares             5) Sole Voting Power To be determined upon
  Beneficially Owned              outstanding shares at time of conversion
  By Each Reporting               (see Item 4).
  Person With
                               6) Shared Voting Power                         0


                               7) Sole Dispositive Power To be determined
                                  upon outstanding shares at time of
                                  conversion (see Item 4).


                               8) Shared Dispositive Power                    0


    9) Aggregate Amount Beneficially Owned by Each Reporting Person To be determined upon outstanding shares at time of conversion (see Item 4).


   10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


   11) Percent of Class Represented by Amount in Row (9)                   7.5
       (see discussion in Item 4).

   12) Type of Reporting Person (See Instructions)                          HC




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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  Schedule 13G
                   Under the Securities Exchange Act of 1934
                                Amendment No. 2


                             Larizza Industries, Inc.
______________________________________________________________________________
                                (Name of Issuer)

                                 Common Stock
______________________________________________________________________________
                         (Title of Class of Securities)

                                   517235107
______________________________________________________________________________
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement
CUSIP No.

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
           PNC Bank, National Association


    2)   Check the Appropriate Box if a Member of a Group (See Instructions)
         a)
         b)

    3)   SEC USE ONLY


    4)  Citizenship or Place of Organization United States of America


   Number of Shares         5) Sole Voting Power  To be determined upon
   Beneficially Owned          outstanding shares at time of conversion
   By Each Reporting           (see Item 4).
   Person With

                            6) Shared Voting Power                            0


                            7) Sole Dispositive Power  To be determined
                               upon outstanding shares at time of
                               conversion (see Item 4).


                            8) Shared Dispositive Power                       0


    9) Aggregate Amount Beneficially Owned by Each Reporting Person To be determined upon outstanding shares at time of conversion (see Item 4).


   10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


    11) Percent of Class Represented by Amount in Row (9)                   7.5
        (see discussion in Item 4)

    12) Type of Reporting Person (See Instructions)                          BK


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   Item 4 - Ownership:
      (a) Amount Beneficially Owned:
          To be determined upon outstanding shares at time of conversion.


      (b) Percent of Class:
          7.5 (see discussion in (Item 4)


      (c) Number of shares to which such person has:
          (i) sole power to vote or to direct the vote
              To be determined upon outstanding shares at
              time of conversion
          (ii) shared power to vote or to direct the vote                     0
          (iii) sole power to dispose or to direct the disposition of
                To be determined upon outstanding shares at time
                of conversion.
          (iv) shared power to dispose or to direct the disposition of        0


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         Item 4 - Ownership

         On January 18, 1989, Larizza Industries, Inc. (the "Company"), Bankers Trust Company ("BTCo"), Ameritrust Company National Association ("ACNA") and PNC Bank, N.A., ("PNC Bank," and together with BTCo and ACNA, the "Banks") and BTCo, as Agent (in such capacity, the "Agent") entered into a Credit Agreement (the "Original Credit Agreement") pursuant to which the Banks extended to the Company various credit facilities as provided therein. As part of the restructuring of the outstanding debt of the Company under the Original Credit Agreement and the refinancing of certain working capital needs of the Company (such restructuring and refinancing are referred to herein as the "Restructuring'), the Company, the Agent and the Banks amended and restated the Original Credit Agreement in the form of an Amended and Restated Credit Agreement, dated as of January 18, 1991, and amended and restated as of December 23, 1991 (the "Restated Credit Agreement"). As part of the Restructuring, each Bank was given the option to convert at any time, and from time to time (each, a "Conversion"), any or all of such Bank's outstanding term loans under the Restated Credit Agreement (for each such Bank, its "Outstanding Term Loans") into common stock, no par value (the "Common Stock") of the Company (the "Conversion Option").

         The Conversion Option provides that each Bank may, at its option, on any business day upon 10 business days' prior notice to the Company and the Agent, convert any or all of its Outstanding Term Loans into shares of Common Stock in accordance with the terms and conditions set forth in the Restated Credit Agreement. The Outstanding Term Loans may be converted into a maximum of 37.5 percent of the fully diluted shares of Common Stock at a particular time, with such percentage to decrease as the Outstanding Term Loans are repaid. At the time of the filing of this statement on Schedule 13G, PNC Bank percentage of the Outstanding Term Loans is 20 percent. Accordingly, PNC Bank may convert its Outstanding Terms Loans into a maximum of 7.5 percent of the fully diluted shares of Common Stock (shares of Common Stock obtained pursuant to a conversion are referred to as "Converted Shares"). Because the Restated Credit Agreement provides for a percentage ownership interest by PNC Bank and its parent, PNC Bank Corp. ("Reporting Persons"), of a maximum of 7.5 percent upon Conversion, the number of shares of Common Stock beneficially owned by the Reporting Persons cannot be determined. However, if the Reporting Persons were to convert as of the date of this Schedule 13G, they may each be deemed to beneficially own approximately 1,656,603 shares of Common Stock or 7.5 percent of the fully diluted shares of Common Stock. If the Reporting Persons were deemed to be a group with the other Banks for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), then the Reporting Persons could be deemed to beneficially own 37.5 percent of the shares of Common Stock. The Reporting Persons expressly disclaim the existence of any such group.

         In the event that PNC Bank may be deemed to beneficially own shares of Common Stock, PNC Bank would have the sole power to vote and the sole power to dispose of such shares of Common Stock. Because PNC Bank is a wholly owned subsidiary of PNC Bank Corp., PNC Bank Corp. may be deemed to have the power to vote and to dispose of the shares of Common Stock owned by PNC Bank.

         Upon any Conversion of a Bank's Outstanding Term Loans, such Bank is entitled to receive a certificate or certificates for the full number of Converted Shares deliverable upon such Conversion. To the extent of any Conversion by a Bank of any or all of its Outstanding Term Loans, interest shall cease to accrue on that portion of the Outstanding Term Loans so converted, and such Bank shall not be entitled to receive any payment representing accrued and unpaid interest thereon. In addition, each such Conversion shall be deemed to satisfy the Company's obligation to pay, when due, the principal amount of the Outstanding Term Loans so converted and all accrued and unpaid interest thereon through the date of



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         such Conversion.  The number of shares of Common Stock issuable upon any Conversion are subject to adjustment successively in the event that the Company effects a "Capital Event" (as defined in the Restated Credit Agreement) at any time after the date (the "Measurement Date") on which 50.1 percent or more of the total Outstanding Term Loans (calculated on the date of the first Conversion) are converted into Common Stock. In addition, if the number of Converted Shares held by a Bank as a result of a Conversion occurring prior to the Measurement Date are less than the number of shares of Common Stock that such Bank would have received if such Conversion occurred on the Measurement Date, such Bank shall be issued an additional number of shares of Common Stock equal to such deficit, subject to certain other adjustments.

         Upon any Conversion of Outstanding Term Loans into shares of Common Stock, the party receiving Converted Shares shall be entitled to exercise any and all rights associated with such Converted Shares.

         The Company is required at all times to reserve and keep available, out of its authorized but unissued Common Stock or issued Common Stock held in its treasury, the full number of shares of Common Stock deliverable upon the Conversion of the entire Outstanding Term Loans (as such Outstanding Term Loans may be reduced from time to time).

         The Restated Credit Agreement contains provisions restricting the Company's issuance of Common Stock, securities convertible into Common Stock or the granting of options to purchase Common Stock, in each case for consideration below the Fair Market Value (as defined in the Restated Credit Agreement) thereof at the time of such issuance or grant.

         The Restated Credit Agreement permits any of the Banks to assign all or any portion of its Outstanding Term Loans to one or more other commercial banks or other financial institutions or to an "Accredited Investor" as such term is defined in Regulation D of the Securities Act of 1933, as amended (each as "Assignee"). Upon any such assignment, the Assignee has all of the rights of a "Bank" under the Restated Credit Agreement to the extent of such assignment, including the right to convert its Outstanding Term Loans into shares of Common Stock in accordance with the terms of the Restated Credit Agreement. To the extent that PNC Bank assigns any or all of its Outstanding Term Loans to an Assignee, the percentage of shares of Common Stock that it would be entitled to receive upon Conversion of its Outstanding Term Loans would be proportionately reduced by the amount of Outstandinq Term Loans so assigned.

         The arrangements described in this Item 4 to which PNC Bank is a party have been entered into by PNC Bank solely in connection with the Restructuring and as part of the consideration therefor, and not with the purpose nor the effect of changing or influencing the control of the Company. It should be noted, however, that the Restated Credit Agreement contain restrictions customarily found in transactions of this type which limit the types of activities in which the Company can engage without approval by the Banks.


         Item 8 - Identification and Classification of Members of the Group

         Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that either PNC Bank or PNC Bank Corp. is acting with the other Banks or with any other person as a member of a "group" with respect to securities of the Company for purposes of Section 13(d) of the Exchange Act and the rules and regulations thereunder, or for any other purpose, and the existence of any such "group" is expressly disclaimed hereby.





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         Item 10 - Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



         Signature.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



         February 14, 1994
         _____________________________________________________________________
         Date


         _____________________________________________________________________
         Signature


          /s/ Michelle A. O'Donnell, Assistant Vice President and
              Assistant Regulatory Counsel
         _____________________________________________________________________
         Name/Title





         _____________________________________________________________________
         Date



         _____________________________________________________________________
         Signature


         _____________________________________________________________________
         Name/Title


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         Item 10 - Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



         Signature.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



           February 14, 1994
         _____________________________________________________________________
         Date


         _____________________________________________________________________
         Signature


         /s/ Martin E. Mueller, Financial Asset Management Officer
         _____________________________________________________________________
         Name/Title





         _____________________________________________________________________
         Date



         _____________________________________________________________________
         Signature



         _____________________________________________________________________
         Name/Title